Exhibit 99.2

To: SYLA Technologies, Co., Ltd.

Voting Instruction Card

I hereby exercise my voting rights as set forth below (indicating approval/disapproval with a circle) for each of the proposals to be voted on at your company’s extraordinary meeting of shareholders (including any continuation or adjournment thereof) to be held on June 30, 2023. If you have not indicated your approval or disapproval, please treat it as “for”.

Proposal 1: Approval  /  Disapproval

Proposal 2: Approval  /  Disapproval

excluding the candidate with candidate no. ____

Proposal 3: Approval  /  Disapproval

Date: ___ June, 2023

Address:

Shareholder’s Name:
Number of voting rights exercised: Shares
(Number of shares held)

Deadline for exercising voting rights in writing: 7:00 p.m., Thursday, June 29, 2023 (JST)